Ex. 17.1

January 5, 2021

To the board of ALTD,

I wish to inform you that I am resigning as Chairman, CEO and CFO of ALTD. My last act as chairman will be to preside over our board meeting on 6 January where I will propose wholeheartedly my replacement, Greg Breunich. I intend to remain on the board and continue to support our company efforts.

I look forward to our meeting on the 6th.

Best,

Bob Kanuth